Uf 3-12-02

02019675

NITED STATES
ID EXCHANGE COMMISSION
iington, D.C. 20549

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SEC FILE NUMBER
8-15648

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 04 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weiss, Peck & Greer, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New York Plaza, 31st Floor
(No. and Street)

New York	New York	10004-1950
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Martini — 212-908-9579
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-20

OATH OR AFFIRMATION

I, Ronald M. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss, Peck & Greer, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

These financial statements and operational reports have been or will be made available to all members or allied members of the organization.

Signature

Chief Financial Officer/Managing Director

Title

Notary Public

ANTHONY AVICOLLI
Notary Public, State of New York
No. 02AV6013447
Qualified in New York County
Commission Expires Sept. 14, 20 02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Member's or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Member of
Weiss, Peck & Greer, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Weiss, Peck & Greer L.L.C. (the "Firm") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2002

WEISS, PECK & GREER, L.L.C.

Statement
of
Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of
Weiss, Peck & Greer, L.L.C.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Weiss, Peck & Greer, L.L.C. (the "Firm") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

February 21, 2002

WEISS, PECK & GREER, L.L.C.

STATEMENT of FINANCIAL CONDITION

December 31, 2001

(in thousands)

ASSETS:	
Cash	$ 57,314
Cash segregated under Federal regulations	34,119
Receivable from brokers, dealers and clearing organizations	2,971,503
Receivable from customers	82,847
Secured demand note receivable collateralized by U.S. government securities	50,000
Investments in partnerships, at fair value	42,496
Advisory fees receivable	15,690
Securities purchased under agreements to resell	15,000
Securities owned, at market value	12,623
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $8,665	4,171
Other assets	17,432
Total assets	$3,303,195
LIABILITIES and MEMBER'S CAPITAL:	
Payable to brokers, dealers and clearing organizations	$2,771,159
Payable to customers	321,862
Other liabilities and accrued expenses	49,195
	3,142,216
Liabilities subordinated to the claims of general creditors	66,250
Member's capital	94,729
Total liabilities and member's capital	$3,303,195

The accompanying notes are an integral part of this statement of financial condition.

WEISS, PECK & GREER, L.L.C.

NOTES to STATEMENT of FINANCIAL CONDITION

December 31, 2001

(1) Organization and Accounting Policies

Weiss, Peck & Greer, L.L.C., a Delaware limited liability company ("the Firm"), is a registered investment adviser and broker-dealer. The Firm is wholly owned by the Robeco Group N.V. ("Robeco") through a wholly owned subsidiary, De Bary Asset Management Inc. ("DBAM"). Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Rabobank Nederland ("Rabobank") owns 100% of Robeco. Robeco and Rabobank are engaged in the financial services industry. On December 31, 2001, in connection with an ownership restructuring, the previous members of the Firm merged. Haakan Sub, L.P., the surviving entity, was subsequently liquidated into DBAM.

The following is a summary of significant accounting policies followed by the Firm in the preparation of its statement of financial condition.

Transactions in both securities owned and investments in partnerships are recorded on a trade date basis.

Securities owned consist of corporate equity securities and are valued at market value.

For the year ended December 31, 2001, the Firm is considered to be a multiple member limited liability company for tax purposes. No provision for federal and state income taxes has been provided, as DBAM is liable for taxes on the income or loss in the Firm. Effective with years after January 1, 2002, the firm is a single member limited liability company for tax purposes.

Furniture, equipment and software are depreciated using the straight-line method over periods ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

At December 31, 2001, the fair value of all assets and liabilities, other than those marked to market, recognized in the statement of financial condition, in the aggregate, approximates the carrying value as they are either short term in nature or bear interest at current market rates.

(Continued)

(2) Investments in Partnerships

Investments in partnerships are valued at fair value and represent the Firm's proportionate share of the net assets of each partnership, adjusted where applicable for market liquidity, restrictions on resale and other considerations. These partnerships invest in companies covering a variety of industries and also provide capital for venture and private equity investments.

The portfolios of the investment partnerships include marketable securities, which are valued at publicly quoted prices, subject to discount for various restrictions, and non-marketable securities for which there is no publicly quoted market price or that cannot be publicly offered or sold unless registration has been effected.

Non-marketable investments made by the investment partnerships, by their nature, are generally considered to be long-term and are not intended to be liquidated on a short-term basis. These securities are valued at fair value by the general partners of the investment partnerships, which is initially cost adjusted upward or downward after consideration of operating results, financial condition, recent sales prices of issuer's other securities, and other pertinent information about the individual companies comprising these investments. Accordingly, valuations by the general partners may differ from the amounts which presently could or ultimately might be realized from sales or other dispositions of these investments. The Firm's proportionate share of non-marketable securities held in the investment partnerships aggregated to approximately $5,450,000 at December 31, 2001.

The partnerships in which the Firm is a general partner, have obligations relating to securities sold, but not yet purchased. These transactions involve an obligation to purchase securities at a future date. A loss may be incurred if the market value of the securities subsequently increases.

Included in investment in partnerships is a $20 million investment the Firm made through an affiliate who owns the ultimate partnership investment.

(3) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations include securities borrowed and securities loaned of $2,953,252,000 and $2,758,407,000, respectively. Securities borrowed and securities loaned, which are all transacted with broker-dealers and other financial institutions, are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Firm to deposit cash or other collateral with the lender. With respect to securities loaned, the Firm receives collateral in the form of cash or other collateral.

(Continued)

(3) Receivable from and Payable to Brokers, Dealers and Clearing Organizations, continued

The Firm monitors the credit standing of each counterpart. In addition, the Firm monitors the market value of the securities borrowed or loaned against the cash and other collateral on a daily basis and adjusts collateral as appropriate. These transactions may expose the Firm to off-balance-sheet risk in the event the counterparties are unable to fulfill their obligations.

(4) Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts arising from cash, margin and clearing transactions from a diversified range of financial institutions, individuals, hedge funds, investment partnerships, and other brokers and dealers. Securities owned by customers are held as collateral for these receivables and such collateral is not reflected in the statement of financial condition.

The Firm monitors the credit standing of each customer and also monitors the market value of collateral held. The Firm obtains additional collateral when exposure to loss exists. These transactions may expose the Firm to off-balance-sheet risk in the event the counterparties are unable to fulfill their obligations.

(5) Liabilities Subordinated to the Claims of General Creditors

The Firm's subordinated liabilities at December 31, 2001 consist of two long-term senior subordinated notes and a secured demand note. The cash subordinations bear interest at rates of 7.72%, and 8.81% respectively. The outstanding notes are payable in installments of $1.25 million in 2002; and $2.5 million annually from 2003 through 2008. Under the terms of the notes, the Firm must maintain consolidated net worth, as defined, of $39 million. The payments can be accelerated upon the occurrence of certain events as defined in the loan agreements.

The secured demand note is a $50 million non-interest bearing collateralized note which is payable to Robeco on June 30, 2003. The maturity date of this note will be automatically extended an additional year on November 30, 2002, unless the rollover provision is terminated by Robeco.

The subordinated notes are covered by agreements approved by The New York Stock Exchange, Inc. and National Futures Association, and are available in computing regulatory net capital. To the extent such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

(Continued)

(6) Pledged Assets, Commitments and Contingencies

Aggregate annual rentals for office space and equipment under operating leases with remaining noncancellable terms in excess of one year at December 31, 2001 are approximately: (in thousands)

2002	$4,601
2003	4,372
2004	3,499
2005	499
2006	38
	$13,009

The Firm has irrevocable letters of credit aggregating $8,000,000 outstanding, which are used to satisfy the Firm's margin and clearing requirements. Of these outstanding letters of credit, $3 million are collateralized by customers' margin securities.

The Firm is a partner in various investment partnerships (see Note 2) and is committed to contribute an additional $1,406,000 to these partnerships at such times and in such amounts as determined by the managing general partners of these investment partnerships.

In the ordinary course of business, the Firm is involved in various litigation matters. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management, based upon consultation with legal counsel, the disposition of all such legal actions will not have a material adverse effect on the financial position of the Firm.

At December 31, 2001, the market value received as a source of collateral under securities borrowed transactions and customer margin transactions was approximately $2.8 billion and $89 million, respectively.

At December 31, 2001, the market value pledged as a use of collateral under securities loaned transactions was approximately $2.6 billion.

At December 31, 2001, the market value received as collateral for securities purchased under agreements to resell was $14,867,000. This collateral was segregated under Federal regulations.

(Continued)

(7) Benefit Plans

The Weiss, Peck & Greer Retirement Savings Plan (401k) is a defined contribution plan established in accordance with Section 401(k) of the Internal Revenue Code. All full-time employees of the Firm are eligible to contribute from 2% to 20% of their annual earnings (as defined) or a maximum of $11,000 to the 401(k) Plan on a tax deferred basis. Eligible employees must be 21 years of age and employed by the Firm prior to the first day of each quarter (enrollment date). In addition, the Firm may contribute to the Plan on a voluntary basis.

(8) Net Capital Requirement

As a registered broker-dealer and member of The New York Stock Exchange, Inc., the Firm is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies minimum net capital requirements for its registrants. The Firm has elected to compute its regulatory net capital in accordance with the "Alternative Standard" of that rule, which requires the Firm to maintain minimum net capital of the greater of 2% of aggregate debits, as defined, or $1,500,000. At December 31, 2001, the Firm had regulatory net capital, as defined, of $95,695,000, which exceeded the amount required by $89,807,000.

At December 31, 2001, the Firm computed the reserve requirement for Proprietary Accounts of Introducing Broker-Dealers which resulted in a requirement of $5,397,000. The Firm had $7,020,00 on deposit at December 31, 2001.

(9) Related Party Information

The Firm is an investment adviser for seven mutual funds (the "Funds") registered under the Investment Company Act of 1940. Members of the Firm serve as officers and/or trustees of the Funds. At December 31, 2001 the Firm had investments valued at approximately $36,000 in these Funds, which are included in securities owned.

Members of the Firm serve as general partners, managing members or officers in sixteen investment management partnerships in which the Firm has limited partnership interests. In addition, the Firm is a general partner in twenty-one investment partnerships and the trustee in five liquidating trusts in which the Firm has ownership interests. At December 31, 2001 approximately $5,850,000 was receivable from these entities.

(Continued)

(9) Related Party Information, continued

The Firm manages approximately $50 million in assets of Roparco N.V., a Dutch based bank owned by Robeco. At December 31, 2001, $25,000 was receivable from this entity.

The Firm has a relationship with Rabobank London, a branch office of Rabobank International, for securities loaned transactions. At December 31, 2001, included in payable to brokers, dealers and clearing organizations is $236,322,000 of principal loans and $1,849,000 of interest payable.

(10) Subsequent Event

On December 28, 2001, the Firm entered into an agreement to sell its correspondent clearing business. This transaction is expected to be completed in the first quarter of 2002 with a transfer of the related assets and liabilities.